SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE TO
                               (Rule 14d-100)
      Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934
                    (Amendment No. 5 - Final Amendment)


                          METRO-GOLDWYN-MAYER INC.

                     (Name of Subject Company (Issuer))

                            TRACINDA CORPORATION
                               KIRK KERKORIAN
                    (Name of Filing Persons (Offerors))

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)



                                 591610100
                   (CUSIP Number of Class of Securities)

                          Richard E. Sobelle, Esq.
                            Tracinda Corporation
                      150 South Rodeo Drive, Suite 250
                      Beverly Hills, California 90212
                               (310) 271-0638

                                  Copy to:
                            Jeffrey Bagner, Esq.
                          Warren S. de Wied, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000

         (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                         CALCULATION OF FILING FEE

    Transaction Valuation*                      Amount of Filing Fee**
    ----------------------                      --------------------
        $240,000,000                                  $19,416

............................

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 15,000,000 shares of the subject company (number of shares sought) by $16.00 (the purchase price per share offered by the Purchasers (as defined below)).

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 per million of the aggregate amount of the cash offered by Tracinda Corporation and Kirk Kerkorian .

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,416               Filing Party: Tracinda Corporation
                                                            Kirk Kerkorian
Form or Registration Number: Schedule To-T    Date Filed:   August 21, 2003

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                               SCHEDULE 13D/A

CUSIP No. 591610100
------ -------------------------------------------------------------------------
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of above person

             TRACINDA CORPORATION
------ -------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group

              (a)  [_]
              (b)  [_]
------ -------------------------------------------------------------------------

3      SEC Use Only


------ -------------------------------------------------------------------------
4      Source of Funds

              BK
------ -------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]


------ -------------------------------------------------------------------------
6      Citizenship or Place of Organization

              Nevada
------ -------------------------------------------------------------------------
    NUMBER OF       7   Sole Voting Power
      SHARES
   BENEFICIALLY
     OWNED BY                 164,049,644
       EACH
    REPORTING
      PERSON
       WITH
------ -------------------------------------------------------------------------
                    8   Shared Voting Power
                              0


------ -------------------------------------------------------------------------
                    9   Sole Dispositive Power


                              164,049,644
------ -------------------------------------------------------------------------
                    10  Shared Dispositive Power
                              0


------ -------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

              164,049,644
------ -------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares  [_]


------ -------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

              67.0%
------ -------------------------------------------------------------------------
14     Type of Reporting Person

              CO
------ -------------------------------------------------------------------------

                               SCHEDULE 13D/A

CUSIP No. 591610100
------ -------------------------------------------------------------------------
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of above person

             KIRK KERKORIAN
------ -------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group

              (a)  [_]
              (b)  [_]
------ -------------------------------------------------------------------------
3      SEC Use Only


------ -------------------------------------------------------------------------
4      Source of Funds

              PF
------ -------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]


------ -------------------------------------------------------------------------
6      Citizenship or Place of Organization

              U.S.A.
------ -------------------------------------------------------------------------
    NUMBER OF       7   Sole Voting Power
      SHARES
   BENEFICIALLY
     OWNED BY                 174,049,644
       EACH
    REPORTING
      PERSON
       WITH
------ -------------------------------------------------------------------------
                    8   Shared Voting Power
                              0



------ -------------------------------------------------------------------------
                    9   Sole Dispositive Power


                              174,049,644
------ -------------------------------------------------------------------------
                    10  Shared Dispositive Power
                              0


------ -------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

              174,049,644
------ -------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares  [_]


------ -------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

              71.1%
------ -------------------------------------------------------------------------
14     Type of Reporting Person

              IN
------ -------------------------------------------------------------------------

     This Amendment No. 5 (this "Amendment") amends and supplements the Tender Offer Statement of Tracinda Corporation and Kirk Kerkorkian (collectively, the "Purchasers") on Schedule TO originally filed with the Securities and Exchange Commission on August 21, 2003, as supplemented and amended by Amendment No. 1, filed on August 21, 2003, Amendment No. 2, filed on September 4, 2003, Amendment No. 3, filed on September 25, 2003, and Amendment No. 4, filed on October 3, 2003 (as amended, the "Schedule TO"), relating to the tender offer by the Purchasers for up to 15,000,000 shares of common stock, par value $.01 per share (the "shares"), of Metro-Goldwyn-Mayer Inc., a Delaware corporation ("MGM"), at a purchase price of $16.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in an Offer to Purchase, dated August 21, 2003, and in the related letter of transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

     The information in the Offer to Purchase and the related letter of transmittal is incorporated in this Amendment No. 5 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 4 AND 8.

     Items 4 and 8 are hereby amended and supplemented as follows:

     The information set forth in the press release, a copy of which is attached hereto as Exhibit (a)(11) is incorporated herein by reference.

ITEM 8.

     Item 8 is hereby further amended and supplemented as follows:

     On October 7, 2003, Tracinda Corporation made a donation of 4,900,000 shares of MGM common stock to a charitable foundation. After giving effect to this transaction, Tracinda Corporation beneficially owns 164,049,644 shares or 67.0% of MGM's outstanding common stock, and Mr. Kerkorian beneficially owns (including the shares beneficially owned by Tracinda Corporation) 174,049,644 shares or 71.1% of MGM's outstanding common stock.

ITEM 11.

     Item 11 is hereby amended and supplemented by adding the following to the end thereof:

     On October 9, 2003, the Purchasers issued a press release announcing the final results of the Offer. A copy of this press release is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

ITEM 12.

     Item 12 is hereby amended to add the following exhibit:

     (a)(11)Press Release issued on October 9, 2003

                                 SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2003


                                       TRACINDA CORPORATION





                                       By:   /s/ Anthony L. Mandekic
                                          -------------------------------------
                                          Name:  Anthony L. Mandekic
                                          Title: Secretary/Treasurer


                                       KIRK KERKORIAN

                                       By:   /s/ Anthony L. Mandekic
                                          -------------------------------------
                                          Name:  Anthony L. Mandekic
                                          Title: Attorney-in-Fact*

*Power of Attorney previously filed as Exhibit 7.10 to the Schedule 13D, filed by Tracinda Corporation and Kirk Kerkorian on November 18, 1997.

                               EXHIBIT INDEX

Exhibit    Description
-------    ------------
(a)(1)     Offer to Purchase, dated August 21, 2003*
(2)        Letter of Transmittal*
(3)        Notice of Guaranteed Delivery*
(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(7)        Press Release issued August 21, 2003*
(8) Form of Election for Participants in the Company Stock Fund under the MGM Savings Plan**
(9)        Press Release issued by MGM on September 24, 2003***
(10)       Press Release issued October 2, 2003****
(11)       Press Release issued October 9, 2003*****
(b)(1)(A) Second Amended and Restated Credit Agreement, dated August 16, 2000, among Tracinda, Bank of America, N.A., and other financial institutions (the "Credit Agreement")*
(b)(1)(B)  Amendment No. 1 to the Credit Agreement, dated as of October 16,
           2000*
(b)(1)(C)  Amendment No. 2 to the Credit Agreement, dated as of January 18,
           2001*
(b)(1)(D)  Amendment No. 3 to the Credit Agreement, dated as of October 1,
           2001*
(b)(1)(E)  Amendment No. 4 to the Credit Agreement, dated as of July 26,
           2002*
(b)(1)(F)  Amendment No. 5 to the Credit Agreement, dated as of March 28,
           2003*
(b)(1)(G)  Amendment No. 6 to the Credit Agreement, dated as of June 27,
           2003*
(d)(1)(A) First Amended and Restated Pledge Agreement, dated as of October 30, 1996, by and between Tracinda and Bank of America National Trust and Savings Association (the "Pledge Agreement")*
(d)(1)(B)  Amendment No. 1 to the Pledge Agreement, dated as of August 16,
           2000*
(d)(1)(C) 250 Rodeo Pledge Agreement, dated as of August 28, 1998, by and between 250 Rodeo, Inc. and Bank of America National Trust and Savings Association (the "250 Rodeo Pledge Agreement")*
(d)(1)(D) Amendment No. 1 to 250 Rodeo Pledge Agreement, dated as of August 16, 2000*
(d)(1)(E) Continuing Guaranty, dated as of August 28, 1998, by and between 250 Rodeo, Inc. and Bank of America National Trust and Savings Association (the "Continuing Guaranty")*
(d)(1)(F)  Amendment No. 1 to the Continuing Guaranty, dated as of August
           16, 2000*
(d)(2)(A) Form of Amended and Restated Shareholders Agreement, dated as of August 4, 1997, by and among the Company, Seven Network Limited, Tracinda, Metro-Goldwyn-Mayer Studios Inc., Frank Mancuso and Other Parties Specified on the Signature Page (incorporated by reference to Exhibit 10.24 of the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-35411))
(d)(2)(B) Form of Waiver and Amendment No. 1 to Amended and Restated Shareholders Agreement dated as of August 8, 1998 (incorporated by reference to Exhibit 10.28 of the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-60723))
(d)(2)(C) Form of Amendment No. 2 to Amended and Restated Shareholders Agreement, dated September 1, 1998 (incorporated by reference to
           Exhibit 10.29 of the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-60723))
(d)(2)(D) Form of Waiver and Amendment No. 3 to Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit
           10.35 of the Company's annual report on Form 10-K filed on March 30, 1999 (Commission File No. 001-13481))
(d)(2)(E) License Agreement, dated as of February 29, 1980, by and between Metro-Goldwyn-Mayer Film Co. and Metro-Goldwyn-Mayer Inc. (the predecessor to MGM MIRAGE) (the "License Agreement")*
(d)(2)(F) Amendment to License Agreement, dated as of August 6, 1998, by and between successors to Metro-Goldwyn-Mayer Film Co. and Metro-Goldwyn-Mayer Inc. (the predecessor to MGM MIRAGE)*
(d)(2)(G) Second Amendment to License Agreement, dated as of June 19, 2000, by and between successors to Metro-Goldwyn-Mayer Film Co. and Metro-Goldwyn-Mayer Inc. (the predecessor to MGM MIRAGE)*
(d)(2)(H) Merchandise License Agreement, dated as of December 1, 2000, by and between MGM Consumer Products, Metro-Goldwyn-Mayer Lion Corp., and MGM MIRAGE Retail*
(d)(2)(I) License Agreement, dated as of July 2001, by and between MGM Consumer Products, Metro-Goldwyn-Mayer Lion Corp., and MGM Grand Hotel, LLC*
(g)        Not Applicable
(h)        Not Applicable

*          Previously filed with Schedule TO on August 21, 2003
**         Previously filed with Amendment No. 1 to the Schedule TO on
           August 21, 2003
***        Previously filed with Amendment No. 3 to the Schedule TO on
           September 25, 2003
****       Previously filed with Amendment No. 4 to the Schedule TO on
           October 3, 2003
*****      Filed herewith